04002358

SECURITI... ...EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65673

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AmeriFirst Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

814 US Highway A1A N., Suite 300
(No. and Street)

Ponte Vedra Beach (City) FL (State) 32082 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ennis, Pellum & Griggs, P.A.
(Name – *if individual, state last, first, middle name*)

330 A1A North, Suite 321 (Address) Ponte Vedra Beach (City) FL (State) 32082 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 08 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Tooke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AmeriFirst Capital Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brittany M Ellis
My Commission DD096344
Expires February 28, 2006

[Signature]
Signature

Title

[Signature] exp. 2/28/06
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERIFIRST CAPITAL CORP.
(A Development Stage Company)

FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2003 AND FOR THE PERIOD
OCTOBER 31, 2002(DATE OF INCORPORATION)
THROUGH DECEMBER 31, 2002
AND INDEPENDENT AUDITORS' REPORT

* * * * * * * * * * * *

TABLE OF CONTENTS

Ennis, Pellum & Griggs, P.A.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

RAY G. HILLIARD, CPA, RETIRED
ROBERT W. ENNIS, CPA
RON R. PELLUM, CPA
ERIC N. GRIGGS, CPA

JACKSONVILLE
5150 BELFORT ROAD SOUTH, BUILDING 600
JACKSONVILLE, FLORIDA 32256
904-396-5965
FAX: 904-399-4094
www.jaxcpa.com

PONTE VEDRA BEACH
330 A1A NORTH, SUITE 321
PONTE VEDRA BEACH, FLORIDA 32082
904-280-2053
FAX: 904-280-2055
E-Mail: epg@jaxcpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
AmeriFirst Capital Corp.
Ponte Vedra Beach, Florida

We have audited the accompanying balance sheets of AmeriFirst Capital Corp. (a Florida S-corporation) (a development stage company) as of December 31, 2003 and 2002, and the related statements of operations, stockholder's equity, and cash flows for the year ended December 31, 2003 and for the period October 31, 2002 (date of incorporation) through December 31, 2002. These financial statements are the responsibility of the Companys' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AmeriFirst Capital Corp. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the year ended December 31, 2003 and for the period October 31, 2002 (date of incorporation) through December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is a development stage company and has not yet begun operations. As discussed in Note 6 to the financial statements, the Company is dependent upon the success of AmeriFirst Fund I, LLC, a related party, to raise the minimum required capital through its public offering to commence operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ennis, Pellum & Griggs, P.A.

Jacksonville, Florida
January 20, 2004

AMERIFIRST CAPITAL CORP.
(A Development Stage Company)
BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
CURRENT ASSETS:		
Cash	$ 9,760	$ 9,980
Total Current Assets	**9,760**	**9,980**
TOTAL ASSETS	**$ 9,760**	**$ 9,980**
LIABILITIES AND STOCKHOLDER'S EQUITY		
TOTAL LIABILITIES:		
Due to AmeriFirst Funding Group, Inc.	$ 157	$ ---
Total Current Liabilities	157	---
STOCKHOLDER'S EQUITY:		
Common stock - no par value, 10,000 shares authorized, issued and outstanding	65,802	10,000
Deficit accumulated during the development stage	(56,199)	(20)
Total Stockholder's Equity	**9,603**	**9,980**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 9,760**	**$ 9,980**

See notes to financial statements.

AMERIFIRST CAPITAL CORP.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
AND FOR THE PERIOD OCTOBER 31, 2002 (DATE OF INCORPORATION)
THROUGH DECEMBER 31, 2002

	2003	2002	OCTOBER 31, 2002 (INCEPTION) TO DECEMBER 31, 2003
REVENUES:	$ ---	$ ---	$ ---
OPERATING EXPENSES:			
Accounting services	31,087	---	31,087
Licenses and permit	20,112	---	20,112
Postage and delivery	2,737	---	2,737
Office supplies	1,196	---	1,196
Printing and reproduction	512	---	512
Other operating expenses	240	---	240
Bank services charges	220	20	240
Advertising	75	---	75
Total Operating Expenses	**56,179**	**20**	**56,199**
NET LOSS	**$ 56,179**	**$ 20**	**$ 56,199**

See notes to financial statements.

AMERIFIRST CAPITAL CORP.
(A Development Stage Company)
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003
AND FOR THE PERIOD OCTOBER 31, 2002 (DATE OF INCORPORATION)
THROUGH DECEMBER 31, 2002

	COMMON STOCK			
	SHARES	AMOUNT	ACCUMULATED DEFICIT	TOTAL
BALANCE AT OCTOBER 31, 2002	---	$ ---	$ ---	$ ---
Issuance of common stock	10,000	10,000	---	10,000
Net loss	---	---	(20)	(20)
BALANCE AT DECEMBER 31, 2002	**10,000**	**10,000**	**(20)**	**9,980**
Capital contribution from sole shareholder	---	55,802	---	55,802
Net loss	---	---	(56,179)	(56,179)
BALANCE AT DECEMBER 31, 2003	**10,000**	**$ 65,802**	**$ (56,199)**	**$ 9,603**

See notes to financial statements.

AMERIFIRST CAPITAL CORP.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003
AND FOR THE PERIOD OCTOBER 31, 2002 (DATE OF INCORPORATION)
THROUGH DECEMBER 31, 2002

	2003	2002	OCTOBER31, 2002 (INCEPTION) TO DECEMBER 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (56,179)	$ (20)	$ (56,199)
Adjustments to reconcile net loss			
to net cash used in operating activities:			
Increase (Decrease) in:			
Due to AmeriFirst Funding Group, Inc.	157	---	157
Net Cash Used in Operating Activities	**(56,022)**	**(20)**	**(56,042)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Capital contributions from sole shareholder	55,802	---	55,802
Issuance of common stock	---	10,000	10,000
Net Cash Provided by Financing Activities	**55,802**	**10,000**	**65,802**
NET INCREASE (DECREASE) IN CASH	**(220)**	**9,980**	**9,760**
CASH - BEGINNING	**9,980**	**---**	**---**
CASH - ENDING	**$ 9,760**	**$ 9,980**	**$ 9,760**

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations and Related Party Transactions

AmeriFirst Capital Corp. (the "Company") was incorporated on October 31, 2002 under the laws of State of Florida. AmeriFirst Capital Corp. is a wholly-owned subsidiary of AmeriFirst, Inc. and is located in Ponte Vedra Beach, Florida.

The Company is a development stage company and has not commenced principal operations as of December 31, 2003. When operations begin, the Company will provide services to AmeriFirst Fund I, LLC (the "Fund"), a related party. The Fund is a Florida Limited Liability Company formed on September 20, 2002 to engage in a public offering of beneficial interests ("Units") in the income to be generated from individual life insurance policies. The Fund will provide living benefits to terminally ill and chronically ill persons of all ages and senior citizens, age 65 or older with life expectancies based solely on actuarial tables in exchange for ownership of their life insurance policies. The Fund will terminate its existence on December 31, 2027, unless liquidated sooner.

The Company is registered with the National Association of Securities Dealers (the "NASD"), and is the underwriter for the public offering. The Company will act as the Fund's agent and principal distributor for the purpose of selling to the public up to a maximum of 100,000 Units in the Fund at $1,000 per Unit. The Company may sell the Units itself or through Dealers registered with the NASD. Per the Fund's Registration Statement under the Securities Act of 1933, effective May 14, 2003, the Units will be sold in a minimum group of 100 Units ($100,000) and up to a maximum offering of $100,000,000. On October 20, 2003, the Fund filed a prospectus dated October 17, 2003, where by the effective date of the offering was changed to October 17, 2003. The initial minimum offering will be 2,500 Units or $2,500,000 received within six months of the effective date of the offering, which will be April 17, 2004. This date may be extended for an additional six months. The Fund will not be able to transfer funds to AmeriFirst Funding Group, Inc. (the "Provider"), a related party, to purchase life insurance policies until the initial minimum offering has been met. If this minimum is not met, the Fund will stop selling Units through the Company.

Compensation for the services rendered by the Company in connection with the offering will be 10% of the gross proceeds of the offering as selling commissions, which is the maximum fee permitted by the NASD, at the time the insurance policies are purchased. The Fund will not pay any compensation to the Company for Units sold unless and until the minimum offering of 2,500 Units has been obtained by April 7, 2004.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes

Effective October 31, 2002, AmeriFirst, Inc. filed a Qualified Subchapter S Subsidiary (Qsub) Election on behalf of the Company with the Internal Revenue Service. The Qsub election results in a deemed liquidation of the Company into the parent corporation. The Company will not be treated as a separate corporation for tax purposes.

Revenue Recognition

Selling commissions will be recognized at the time the insurance policies are purchased. Broker-dealers other than the Company will be paid a portion of the 10% selling commission upon acceptance of the investor as a member of the Fund unless the broker-dealer agrees to defer payment.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include cash on hand and interest bearing deposits.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. ESCROW AGREEMENT:

As the underwriter for the Fund's offering of Units, the Company has entered into a Subscription Escrow Agreement with SouthTrust Bank (the "Escrow Agent"). Under this agreement the Company has been named Depositor, and the Fund is the Issuer. The Company and the Fund have established an escrow account to be held by the Escrow Agent until the earlier of six months from the effective date of the Fund's Registration Statement or the sale of $2,500,000 in Units is complete. As sales of the Units occur, the Company will deposit the funds received into the escrow account which will be invested in a money

2. ESCROW AGREEMENT (CONTINUED):

market account that the Escrow Agent uses for investment of short term funds. Following the occurrence of sales of at least $2,500,000 in Units, the Escrow Agent shall disburse the $2,500,000 to the Fund's operating escrow account. At this point the Escrow Agreement will be terminated.

Once the Escrow Agreement has been terminated, the Company will remit future proceeds from the sale of Units directly to the Fund's operating escrow account at SouthTrust Bank.

In the event that the minimum offering of 2,500 Units is not obtained, all funds held by the Escrow Agent, including interest earned thereon, will be returned to the investors less any Escrow Agent fees and costs and the Escrow Agreement will be terminated.

3. RELATED PARTY TRANSACTIONS:

The management and sole stockholder of the Company are also the management and sole stockholder of the related parties providing services to the Fund. Management is in a position to influence the volume and dollar amount of the transactions of the Company for the benefit of the related parties under their control.

On December 19, 2002, the Company entered into an expense agreement (the "Agreement") with its sole stockholder. Under the Agreement, the Company will not be required to repay amounts due to AmeriFirst, Inc. arising from advances to the Company to pay expenses. The Agreement also provides that the company will not be responsible for repaying any future amounts paid on behalf of the company by its sole stockholder. The Company will record a capital contribution from AmeriFirst, Inc. in the amount of $55,802 for the year ended December 31, 2003.

Additional related party transactions are discussed in Note 4.

4. OPERATING LEASE:

On September 4, 2002, the Company entered into an 18 month sub-lease for office space in Ponte Vedra Beach, Florida. On November 15, 2003 this lease was renegotiated and placed in the name of AmeriFirst, Inc.

5. CONCENTRATION OF RISKS:

The Company, together with AmeriFirst, Inc., AmeriFirst Financial Services, Inc. and AmeriFirst Funding Group, Inc. will be providing all of the services required for the Fund to operate. As of December 31, 2003 neither the Company nor its related parties have any contracts or agreements to provide services to other companies, unaffiliated with the Fund.

6. GOING CONCERN

The ability of the Company to continue as a going concern is dependent upon the success of the Fund's ability to raise the minimum investment of $2,500,000 needed to commence operations by April 17, 2004 pursuant to the Fund's Registrations Statement. The Company will not receive any underwriting fees unless the minimum investment is met. These factors create an uncertainty as to the Company's ability to continue as a going concern.